

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

March 28, 2017

Via E-mail
J. Christopher Douglas
Executive Vice President and Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203

> **Re:** **Healthcare Realty Trust Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Form 8-K**
> **Filed February 15, 2017**
> **File No. 001-11852**

Dear Mr. Douglas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 15, 2017

Exhibit 99.2

1.   On page 19 of Exhibit 99.2, we note your reconciliation of rental income to NOI. In accordance with Item 10(e)(1)(i)(A) of Regulation S-K, please revise future filings to start your reconciliation with the GAAP measure of Net Income as this is considered the most directly comparable GAAP measure.

2.   We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise in future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA, and note that the exception from the prohibition in Item 10(e)(1)(ii)(A) will not apply to other

measures. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3693 if you have questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant
Office of Real Estate and
Commodities